

07002788

SEC... ...ISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-34046

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ivy Funds Distributor, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6300 Lamar Avenue
(No. and Street)

Overland Park	KS	66202-4200
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark A. Schieber (913) 236-1980
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

1000 Walnut Street, Suite 160	Kansas City,	MO	64106-2170
(Address)	(City)	(State)	(Zip Code)



CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PROCESSED

MAR 07 2007

THOMSON FINANCIAL

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark A. Schieber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ivy Funds Distributor, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP, Controller

Title

MCE - 09-16-07

Notary Public


CATHERINE R. MORRIS
NOTARY PUBLIC
STATE OF KANSAS

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Ivy Funds Distributor, Inc.

We have audited the accompanying balance sheet of Ivy Funds Distributor, Inc. (the Company), a wholly owned indirect subsidiary of Waddell and Reed Financial, Inc., as of December 31, 2006, and the related statements of operations, changes in stockholder's equity, comprehensive loss, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ivy Funds Distributor, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in schedules 1 through 3 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

As discussed in note 5, the Company adopted Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans,* as of December 31, 2006.

KPMG LLP

Kansas City, Missouri
February 26, 2007

IVY FUNDS DISTRIBUTOR, INC.

Balance Sheet

December 31, 2006

(In thousands)

Assets

Assets:		
Current assets:		
Cash and cash equivalents	$	18,255
Receivables:		
Fund receivables		4,122
Due from affiliates		73
Income taxes receivable from parent		1,354
Other receivables		529
Deferred income taxes		9
Prepaid expenses and other current assets		107
Total current assets		24,449
Property and equipment, net		449
Deferred sales commissions, net		17,597
Other assets		43
Total assets	$	42,538

Liabilities and Stockholder's Equity

Liabilities:		
Current liabilities:		
Accounts payable	$	787
Accrued other compensation		1,215
Due to affiliates		751
Accrued commissions		6,719
Other accrued liabilities		66
Total current liabilities		9,538
Deferred income taxes		3,866
Accrued pension and postretirement costs		565
Total liabilities		13,969
Commitments and contingencies (Note 11)		
Stockholder's equity:		
Common stock, $0.001 par value. Authorized 1,000 shares; issued and outstanding 100 shares		—
Additional paid-in capital		66,971
Accumulated other comprehensive loss, net of deferred taxes of $(50)		(89)
Deficit		(38,313)
Total stockholder's equity		28,569
Total liabilities and stockholder's equity	$	42,538

See accompanying notes to financial statements.

IVY FUNDS DISTRIBUTOR, INC.

Statement of Operations

Year ended December 31, 2006

(In thousands)

Revenue:		
Underwriting and distribution fees	$	53,883
Investment and other revenue		1,501
Total revenue		55,384
Expenses:		
Underwriting and distribution (including share-based compensation of $431)		81,235
General and administrative		2
Depreciation		69
Total expenses		81,306
Loss before income tax benefit		(25,922)
Income tax benefit		8,954
Net loss	$	(16,968)

See accompanying notes to financial statements.

IVY FUNDS DISTRIBUTOR, INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2006

(In thousands)

	Common stock		Additional paid-in capital	Deficit	Accumulated other comprehensive loss	Total stockholder's equity
	Shares	Amount				
Balance at December 31, 2005	100	$ —	$ 39,719	$ (21,345)	$ 767	$ 19,141
Net loss	—	—	—	(16,968)	—	(16,968)
Dividend of investments to parent	—	—	—	(1,115)	(122)	(1,237)
Capital contribution from parent	—	—	29,200	—	—	29,200
Return of capital to parent	—	—	(1,115)	1,115	—	—
Excess tax benefit from share-based payments	—	—	15	—	—	15
Deferred compensation dividend	—	—	(848)	—	—	(848)
Reclassification adjustment for amounts included in net income	—	—	—	—	(645)	(645)
Additional pension liability	—	—	—	—	(89)	(89)
Balance at December 31, 2006	100	$ —	$ 66,971	$ (38,313)	$ (89)	$ 28,569

See accompanying notes to financial statements.

IVY FUNDS DISTRIBUTOR, INC.

Statement of Comprehensive Loss

Year ended December 31, 2006

(In thousands)

Net loss	$	(16,968)
Other comprehensive income:		
Reclassification adjustment for amounts included in net income, net of income taxes of $(395)		(645)
Comprehensive loss	$	(17,613)

See accompanying notes to financial statements.

IVY FUNDS DISTRIBUTOR, INC.

Statement of Cash Flows

Year ended December 31, 2006

(In thousands)

Cash flows from operating activities:		
Net loss	$	(16,968)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		69
Share-based compensation		29
Excess tax benefit from share-based payments		(15)
Gain on sale of investment securities		(1,040)
Deferred income taxes		1,089
Changes in assets and liabilities:		
Receivables from funds		(1,652)
Due to affiliates		450
Income taxes receivable from parent		1,656
Other receivables		(509)
Deferred sales commissions, prepaid expenses and other assets		(6,589)
Accounts payable		622
Due from affiliates		405
Accrued commissions		4,627
Accrued expenses		645
Net cash used in operating activities		(17,181)
Cash flows from investing activities:		
Additions to property and equipment		(233)
Proceeds from sales of investment securities		3,424
Net cash provided by investing activities		3,191
Cash flows from financing activities:		
Capital contribution from parent		29,200
Excess tax benefit from share-based payments		15
Net cash provided by financing activities		29,215
Net increase in cash and cash equivalents		15,225
Cash and cash equivalents at beginning of year		3,030
Cash and cash equivalents at end of year	$	18,255
Supplemental disclosures of cash flow information:		
Cash paid during the year by parent for income tax benefit	$	(11,690)
Dividend of investments to parent		1,237
Return of capital to parent		(1,237)

See accompanying notes to financial statements.

IVY FUNDS DISTRIBUTOR, INC.

Notes to Financial Statements

December 31, 2006

(1) Summary of Significant Accounting Policies

Organization

Ivy Funds Distributor, Inc. (the "Company" or "IFDI") is a wholly owned subsidiary of Ivy Investment Management Company (IICO). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers, Inc. (NASD). IFDI is an indirect wholly owned subsidiary of Waddell & Reed Financial, Inc. (WDR), a publicly traded company.

The Company, as a broker-dealer, has underwriting agreements with the Ivy Funds Inc. and Ivy Funds portfolios (collectively, the "Ivy Funds"), allowing the Company the exclusive right to sell redeemable shares of the Ivy Funds on a continuous basis. The Company does not engage in the retail offering of the Ivy Funds, but enters into selling agreements authorizing third parties to offer the Ivy Funds. In addition, the Company also receives Rule 12b-1 service and distribution fees from the Ivy Funds for purposes of advertising and marketing the shares of such Ivy Funds and for providing shareholder related services. The Company must pay certain costs associated with underwriting and distributing the Ivy Funds, including commissions and other compensation paid to sales management and other marketing personnel, compensation paid to other broker-dealers, overhead expenses related to the costs of developing and producing sales literature and printing of prospectuses, which may be either partially or fully reimbursed by certain of the Ivy Funds. The Ivy Funds are sold in various classes that are substantially structured in ways to conform to industry standards (i.e. "front-end load," "back-end load," "level-load," and institutional).

The Company is dependent on the ongoing financial support, including capital contributions, from its parent company, IICO, due to the nature of its present operations, which result in an excess of underwriting and distribution costs over the associated revenue from such activities.

Basis of Financial Statement Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

Cash includes cash on hand and short-term investments. The Company considers all highly liquid debt instruments with original maturities of 90 days or less to be cash equivalents. Substantially all cash balances are in excess of federal deposit insurance limits of $100,000.

Revenue Recognition

The Company, as principal underwriter and national distributor of the Ivy Funds shares, purchases shares from the Ivy Funds at net asset value to fill orders received from investment dealers. The Company is permitted to resell such shares at the public offering price, allowing for discounts to dealers, if any. The difference in the purchase price and the resale price constitutes underwriting fee revenue to the Company.

Underwriting and distribution fees resulting from the sale of investment products are recognized on the trade date.

The Company collects Rule 12b-1 service and distribution fees under distribution and service plan agreements (compensatory and/or reimbursement) with the Ivy Funds. The reimbursement plan allows for reimbursement to the Company of certain Rule 12b-1 eligible expenses, not to exceed a maximum of 25 basis points of average daily net assets under management on an annual basis. Rule 12b-1 service and distribution fees are collected for costs related to the distribution and servicing of mutual fund shares such as sales commissions paid to other broker-dealers, advertising, sales brochures, and costs for providing ongoing services to mutual fund shareholders. The compensatory plan allows for payment to the Company of 25 basis points of average daily net assets under management on an annual basis. The Company must engage in activities that are intended to result in the sale of mutual fund shares.

Advertising and Promotion

The Company expenses all advertising and promotion costs as incurred. Advertising expense, which is recorded in underwriting and distribution expense in the statement of operations, was $1,364,000 for the year ended December 31, 2006.

Investment Securities

Prior to the sale and dividend of investment securities and investments in affiliated mutual funds, all investment securities held as of December 31, 2005 were classified as available for sale. As a result, all securities were recorded at fair value. Unrealized holding gains and losses, net of related tax effects, were excluded from net earnings and were reported as a separate component of other comprehensive loss until realized. The fair value of all securities was determined by quoted market prices.

Property and Equipment

Property and equipment are recorded at cost. The costs of improvements that extend the life of a fixed asset are capitalized, while the costs of repairs and maintenance are expensed as incurred. Depreciation is calculated using the straight-line method over the estimated useful life of the related asset (or lease term if shorter), generally 3 to 10 years for furniture, fixtures, and data processing equipment; 3 to 10 years for equipment and machinery; and up to 15 years for leasehold improvements.

Deferred Sales Commissions

The Company defers certain costs, principally sales commissions, that are paid to third parties in connection with the sale of certain shares of the Ivy Funds. The deferred costs associated with the sale of Ivy Funds Class B shares are amortized on a straight-line basis over the life of the shareholders' investments, not to exceed five years. The deferred costs associated with the sale of the Ivy Funds Class C shares are amortized on a straight-line basis over 12 months. The Company recovers such costs through Rule 12b-1 distribution fees, which are paid by the Ivy Funds, along with contingent deferred sales charges paid by shareholders who redeem their shares prior to completion of the required holding periods. Should the Company lose the ability to recover such sales commissions through distribution fees and contingent deferred sales charges, the value of these assets would immediately decline, as would future cash flows. The Company periodically reviews the recoverability of the deferred sales commission assets as events or changes in circumstances indicate that the carrying amount of deferred sales commission assets may not be recoverable and adjusts the deferred sales commission assets accordingly.

(Continued)

Share-Based Compensation

Effective January 1, 2006, WDR adopted SFAS No. 123R. The revised standard eliminated the intrinsic value method of accounting required under APB 25. WDR adopted SFAS No. 123R using the modified prospective transition method of adoption, which does not require restatement of prior periods. Under that transition method, compensation expense recognized in 2006 for all share-based awards granted after December 31, 2005 is based on the grant date fair value of the awards, net of estimated forfeitures.

Income Taxes

The Company files consolidated federal income tax returns with WDR. The Company's provision for income taxes has been made on the same basis as if the Company filed separate federal income tax returns in all periods.

Deferred tax assets and deferred tax liabilities are recognized for the expected tax consequences of temporary differences between the tax basis of the assets or liabilities and their amounts as reported under U.S. generally accepted accounting principles. Deferred tax assets and deferred tax liabilities are measured using enacted tax rates expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and deferred tax liabilities is recognized in earnings in the period that includes the enactment date.

The Company recognizes tax benefits from equity awards in WDR stock granted to its employees. These tax benefits are reflected as an increase to additional paid-in capital with a corresponding reduction to income taxes payable. The excess tax benefits from share-based payments were $15,000 for 2006.

Use of Estimates

Accounting principles generally accepted in the United States of America require the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses in the financial statements and accompanying notes, and related disclosures. Estimates are used for, but are not limited to, depreciation and amortization, taxes, valuation of assets, pension and postretirement obligations, and contingencies. Actual results could differ from those estimates.

(Continued)

(2) Investment Securities

During 2006, we sold $3.4 million of investment securities previously accounted for as available for sale securities as of December 31, 2005. A net gain of $1.0 million was recognized in 2006. Securities with a fair value of $1.2 million previously accounted for as available for sale securities as of December 31, 2005 were transferred by dividend to IICO during 2006.

(3) Property and Equipment

A summary of property and equipment at December 31, 2006 is as follows (in thousands):

			Estimated useful lives
Furniture and fixtures	$	277	3 – 10 years
Data processing equipment and computer software		187	3 – 10 years
Equipment and machinery		39	3 – 10 years
Leasehold improvements		78	1 – 15 years
Property and equipment, at cost		581	
Accumulated depreciation		(132)	
Property and equipment, net	$	449	

(4) Income Taxes

The components of total income tax benefit for the year ended December 31, 2006 are as follows (in thousands):

Current:		
Federal	$	(9,766)
State		(277)
		(10,043)
Deferred taxes		1,089
Income tax benefit from operations	$	(8,954)

Following is a reconciliation between the income tax benefit attributable to loss from operations and the amount computed by multiplying the loss before income taxes by the statutory federal income tax rate of 35% (in thousands):

Expected federal income tax benefit	$	(9,073)
State income tax benefit, net of federal benefit		(194)
Other		313
Income tax benefit attributable to loss from operations	$	(8,954)

(Continued)

The income tax effects of temporary differences that give rise to significant portions of the deferred tax liabilities and deferred tax assets at December 31, 2006 are presented as follows (in thousands):

Deferred tax liabilities:		
Deferred sales commissions, net	$	(4,250)
Property and equipment		(32)
Other		(39)
Total gross deferred liabilities		(4,321)
Deferred tax assets:		
Additional pension liability		50
Non-vested stock		212
Benefit plans		154
Other		48
Total gross deferred assets		464
Net deferred tax liabilities	$	(3,857)

(5) Pension Plan and Postretirement Benefits Other Than Pensions

The Company participates in the WDR sponsored noncontributory retirement plan (the Plan) that covers substantially all employees. Benefits payable under the Plan are based on an employee's years of service and compensation during the final 10 years of employment. Commencing in 2005, WDR allocates pension expense to the Company for the Plan. Such costs for 2006 were $141,000 and accrued pension costs in the amount of $565,000 were recorded in the balance sheet at December 31, 2006.

We adopted SFAS No. 158 as of December 31, 2006. SFAS No. 158 requires employers to recognize the funded status of a defined post-retirement plan as an asset or liability in its balance sheet, measured as the difference between the fair value of plan assets and benefit obligation. Further, this settlement requires employers to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The total projected benefit obligation of the Plan is $88,320,327, of which $669,487 relates to our Company. The total accrued pension and postretirement liability recorded on the balance sheet of WDR at December 31, 2006 is $9.6 million, of which we have recognized $565,000. The effect of applying SFAS No. 158 on individual line items in the balance sheet at December 31, 2006 follows (in thousands):

	Before Application of SFAS No. 158	Adjustments	After Application of SFAS No. 158
Accrued pension and post retirement costs	426	139	565
Noncurrent deferred income tax liabilities	3,916	(50)	3,866
Total liabilities	13,880	89	13,969
Accumulated other comprehensive loss	—	(89)	(89)
Total stockholders' equity	28,658	(89)	28,569

(6) Employee Savings Plan

The Company participates in the WDR sponsored defined contribution plan that qualifies under Section 401(k) of the Internal Revenue Code to provide retirement benefits for employees following the completion of an eligibility period. As allowed under Section 401(k), the plan provides tax-deferred salary deductions for eligible employees. The Company's matching contributions to the plan for the year ended December 31, 2006 were $260,000.

(7) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $8,159,000 that was $7,485,000 in excess of its required net capital of $674,000. The Company's ratio of aggregate indebtedness to net capital was 1.24 to 1 at December 31, 2006. The difference between net capital and stockholder's equity is the nonallowable assets that are excluded from net capital. See schedule 1 for additional information regarding net capital.

(8) Share-Based Compensation

WDR allocates expenses for nonvested shares of WDR stock to the Company that, in turn, are granted to certain key personnel of the Company under its stock incentive plans. Non-vested stock awards are valued on the date of grant, have no purchase price and vest over four years in 33 ⅓% increments on the second, third and fourth anniversaries of the grant date. Under the parent company's stock plans, unvested shares of non-vested stock may be forfeited upon the termination of employment with the Company, dependent upon the circumstances of termination. Except for restrictions placed on the transferability of non-vested stock, holders of non-vested stock have full stockholders' rights during the term of restriction, including voting rights and the rights to receive cash dividends. For the year ended December 31, 2006, the Company recorded share-based compensation expense totaling $431,000.

(9) Transactions with Related Parties

The current amount due from affiliates at December 31, 2006 includes noninterest-bearing advances for current operating expenses and commissions due from the sales of affiliates' products in the amount of $73,000. The current amount due to affiliates at December 31, 2006 includes amounts due for administrative and other services. As of December 31, 2006, the Company had $751,000 due to affiliates.

The Company compensates affiliates for point of sale commissions and Rule 12b-1 fees on sales of the Ivy Funds by the affiliate. The Company recorded $18,846,000 for these charges for 2006. A portion of these charges was capitalized as deferred sales commissions. See Note 1.

(10) Concentrations

The Company has dealer agreements with several hundred broker-dealer firms. During the year ended December 31, 2006, three firms, one of which is an affiliate, were responsible for approximately 16%, 13% and 13% of the Company's mutual fund sales.

Of the Company's total revenue, 16% is earned from transactions with Ivy Global Natural Resources Fund and 7% is earned from transactions with Ivy Asset Strategy Fund. A decline in the performance of these mutual funds, or the securities markets in general, could have an adverse affect on the Company's revenues.

(11) Litigation Settlements and Contingency

The Company is involved from time to time in various legal proceedings, regulatory investigations and claims incident to the normal conduct of business. Our pending legal and regulatory actions include proceedings that are specific to us, and others generally applicable to business practices within the industries in which we operate. A substantial legal liability or a significant regulatory action against us could have an adverse effect on our business, financial condition and on the results of operations in a particular quarter or year.

Williams Excessive Fee Litigation

On March 22, 2004, three individuals who purchased shares of certain registered investment companies (mutual funds) for which the Company provides services as distributor/underwriter filed a derivative complaint in the United States District Court for the Western District of Missouri, Central Division on behalf of the mutual funds, alleging that the Company breached their fiduciary duties to the mutual funds by collecting excessive Rule 12b-1 fees in violation of the Investment Company Act of 1940, as amended. This case was substantially similar, if not identical, to suits brought against other mutual fund complexes over the past few years. Plaintiffs sought declaratory and injunctive relief and monetary damages.

On May 30, 2006, the Company was dismissed from the case with prejudice. The negotiations and discussions leading up to, and the terms of, the dismissal are confidential.

Schedule 1

IVY FUNDS DISTRIBUTOR, INC.

Computation of Net Capital Requirement—Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2006

(In thousands)

Total stockholder's equity per balance sheet	$	28,569
Additions to capital – noncurrent deferred tax adjustment		4,321
Total stockholder's equity for computation of net capital		32,890
Nonallowable assets		(24,731)
Net capital		8,159
Minimum net capital requirements		(674)
Excess of net capital over minimum net capital requirements	$	7,485
Aggregate indebtedness	$	10,104
Ratio: aggregate indebtedness to net capital		1.24

NOTE: A reconciliation of the Company's net capital computation under Rule 15c3-1 is not necessary pursuant to Rule 17a-5(d)(4).

See accompanying independent auditors' report.

Schedule 2

IVY FUNDS DISTRIBUTOR, INC.

Computation for Determination of Reserve Requirements under Rule 15c3-3

Information Relating to the Possession or Control Requirements under 15c3-3

December 31, 2006

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraphs (k)(1) of that rule.

See accompanying independent auditors' report.

Schedule 3

IVY FUNDS DISTRIBUTOR, INC.

Reconciliation of Total Assets Included in the December 31, 2006
Audited Financial Statements and Total Assets Included in the
Unaudited December 31, 2006 Focus Report

(In thousands)

Total assets per the December 31, 2006 audited financial statements	$	42,538
Reclassifications/adjustments		455
Total assets per the 2006 Focus Report	$	42,993

See accompanying independent auditors' report.



KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Ivy Funds Distributor, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Ivy Funds Distributor, Inc. (the Company) as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Revenue Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with U.S. generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

KPMG LLP

Kansas City, Missouri
February 26, 2007

END